6/13

05008902

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nintendo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2544 FISCAL YEAR 3-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 6/13/05

ARIS
3-31-05

File No. 82-2544

earnings releases

May 26, 2005



Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan


FASF
MEMBERSHIP

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Years ended March 31, 2004 and 2005

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

	2005	Yen in Millions 2004
Net sales	**515,292**	514,805
Percentage change from previous year	0.1%	2.1%
Operating income	**111,522**	107,683
Percentage change from previous year	3.6%	7.6%
Income before income taxes and extraordinary items	**145,292**	50,140
Percentage change from previous year	189.8%	(47.2%)
Net income	**87,416**	33,194
Percentage change from previous year	163.3%	(50.7%)
Net income per share	**¥662.96**	¥246.93
Ratio of net income to net worth	**9.7%**	3.7%
Ratio of income before income taxes and extraordinary items to total assets	**13.6%**	4.8%
Ratio of income before income taxes and extraordinary items to net sales	**28.2%**	9.7%
Financial position		
Total assets (1)	**1,132,492**	1,010,031
Shareholders' equity (2)	**921,466**	890,247
Ratio of net worth to total assets (2) / (1)	**81.4%**	88.1%
Shareholders' equity per share	**¥7,082.68**	¥6,658.05
Cash flows		
Cash flows from operating activities	**116,571**	120,072
Cash flows from investing activities	**(11,716)**	(67,025)
Cash flows from financing activities	**(61,447)**	(24,088)
Cash and cash equivalents - Ending	**792,727**	720,114

Scope of consolidation and equity method application

Consolidated subsidiaries	17
(of which, newly added ··· 0 excluded ··· 2)	
Non-consolidated subsidiary with equity method applied	1
Affiliates with equity method applied	7
(of which, newly added ··· 1 excluded ··· 1)	

Forecast for the fiscal year ending March 2006 (April 1, 2005 - March 31, 2006) ⋆

Yen in Millions

	Sept. 30 2005	Mar. 31 2006
Net sales	190,000	520,000
Income before income taxes and extraordinary items	33,000	125,000
Net income	19,000	75,000

Estimated annual earnings per share: 575.27 yen

⋆ With respect to this forecast, please refer to page 7 for the forward-looking conditions and other related matters.

COMPANY GROUP INFORMATION

Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, nineteen subsidiaries, and nine affiliates as of March 31, 2005, operate manufacturing and distribution of electronic entertainment products as a major business. Chart of business by the Company and its related companies are as follows.



Customers
Entertainment Products (Distribution)
(a) Nintendo of America Inc.
(a) Nintendo of Canada Ltd.
(a) Nintendo of Europe GmbH
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
(d) iQue Ltd.
(d) iQue (China) Ltd.
Entertainment Products & Others
(Distribution)
(d) The Pokémon Company
Others
(c) Fukuei Co., Ltd.
(d) WARPSTAR, Inc.
Others
(a) NES Merchandising, Inc.
(a) NHR Inc.
(a) HFI Inc.
(a) SiRAS.com Inc.
(d)The Baseball Club of Seattle, L.P.
Nintendo Co., Ltd.
Entertainment Products (R&D, etc.)
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Retro Studios, Inc.
(b) A/N Software Inc.
(d) Silicon Knights Inc.
(d) iKuni Inc.
(e) Midway/Nintendo Inc.
Entertainment Products (R&D, etc.)
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Inc.
(e) Ape inc.
Distribution channel
Other channel

The number of companies

(a) Consolidated subsidiaries	17
(b) Non-consolidated subsidiary with equity method applied	1
(c) Non-consolidated subsidiary with equity method non-applied	1
(d) Affiliates with equity method applied	7
(e) Affiliates with equity method non-applied	2

MANAGEMENT POLICY

1. Basic management policy

In the field of home entertainment, Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique forms of entertainment while maintaining a robust business structure. Nintendo places the highest emphasis on providing customers with a "world of fun", which is both innovative and entertaining with creative elements that have never been experienced.

2. Basic policy of profit distribution

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position in preparation for sudden changes in the business environment and intensified competition. The Company consistently pays a dividend, however, profit levels are evaluated in each fiscal period to determine the level of direct profit returns to our shareholders.

For the next fiscal period, the profit level used in determining the cash dividend is 33% of consolidated operating income. The annual dividend per share is determined by dividing 33% of the consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31,2006 rounded up to the 10 yen digit. Although no maximum level is established, the annual minimum dividend per share is kept at 140 yen in order to maintain a constant dividend.

Retained earnings are maintained for effective use in research of new technology and development of new products, capital investments, enhancement of selling power, and common stock buyback whenever deemed appropriate.

3. View and policy of stock trading unit reduction

To expand the number of private investors and to make the Company's common stocks more widely available, the Company changed the number of stock trading units from 1,000 shares to 100 shares in 1991. A further reduction of stock trading units would require a significant amount of cost and will require in-depth consideration from cost-effectiveness and stock liquidity viewpoints.

4. Targeted management index

In the home entertainment industry, it is essential to provide new and entertaining products consistently. Upon accomplishing this, the Company aims to improve its corporate value by sustaining robust growth and increasing profit.

Because the Company deals with entertainment products, which by nature hold many uncertainties in terms of its product development, and operates in a market which involves intense competition, flexible business decisions are made without being constrained by any specific management index.

5. Medium and long term management strategy and challenges

As is evident in the present game software market, the traditional success formula of game development, which is to make games fancier and more complicated with the advancement of technology is approaching a limit.
Nintendo, which engages in a software driven software-hardware combined business, will reacknowledge the key factors of our business and strive to develop software which is easily accessible to anyone even without prior experience or knowledge. At the same time, we will provide profound game play so that all players, regardless of their game skills, can play to their heart's content. To achieve that goal, Nintendo will utilize the wide variety of franchise characters and excellence in development which has been built up over the years. In addition, we will create brand new entertainment in gaming which will enable both console machines and handheld machines to interact together, enhance the R&D framework including collaboration with outside developers and seek out new talent through the Nintendo Game Seminar. The Company has dedicated itself to expanding future revenue and profit by not only improving functionality of the current platform, but providing more unique products that cannot be created with extensions of existing concepts. For example, the next generation console, "Revolution (tentative)", is representative of a completely new type of entertainment that will be made available to our customers.

6. Corporate governance

(1) Basic perspective on corporate governance

The Company must be governed continuously for the long term in a manner that will maximize corporate value. At the same time, we must take into consideration not only the shareholders' best interests but also the interests of other stakeholders such as customers, business partners, employees, and local communities. In addition, the Company strives to establish and make enhancements to corporate ethics and the corporate governance system for higher transparency and soundness.

(2) Implemented measures

1. Basic description of organization

As a management organization system, the Company adopts the Board of Auditors system. Due to the fact that the Company engages in a software driven software/hardware combined business, which is unique in nature, this present system is believed optimal in terms of carrying out operations.

2. Structure of organization

(Board of Directors)

The Board of Directors serves as a decision making body concerning significant matters in management and operations. In order for the Company to respond promptly to changes in the business environment, the term for directors is set at one year, with appropriate candidates being selected annually.

(Executive Management Committee)

The Executive Management Committee is comprised of seven representative directors enabling prompt decision making to enforce administrative action.

(Board of Auditors)

The Board of Auditors serves as an auditing body which consists of five corporate auditors including three from outside of the Company.

(Auditing Office)

The Auditing Office is established to support and assist corporate auditors.

(Internal Auditing Department)

The Internal Auditing Department is established directly under the responsibility of the president. From a fair and unbiased standpoint that is independent from the operating division, the Internal Auditing Department performs audits and engages in enhancing more solid internal control systems for the Company and its affiliates as well.

(Compliance Committee)

The Compliance Committee is established with the general manager of the General Affairs Division as chairperson.

(3) Internal audit and audit by corporate auditors

Regarding the procedures of internal audit, an operational audit function has been implemented for each division to evaluate internal control systems in each of the Company's departments and its consolidated subsidiaries, and to assess their appropriateness and effectiveness. When necessary, targeted audits may be engaged, focusing on specific operations which may be associated with potentially high risks. Furthermore, an effort to build more solid internal control systems has been initiated, with an application of generally accepted frameworks.

Corporate auditors attend meetings concerning significant issues such as the Board of Directors' meeting, inspect important documents, have periodic meetings with directors, and hold monthly meetings of the Board of Auditors to form and exchange opinions. Based on an annual audit schedule, corporate auditors also have fieldwork for each division of the Company. In collaboration with the Internal Auditing Department, corporate auditors attend the exit meeting of internal audits, where the audit findings are confirmed with each audited division, and where internal audit reports are distributed.

(4) Outside directors and outside auditors

No outside directors have been appointed.

One of the three outside auditors is an attorney and also a legal counselor of the Company. The others are free from any conflict of interests such as personal relationship, financial interest, and business connection with the Company.

(5) Accounting audit

ChuoAoyama PricewaterhouseCoopers has been appointed as an independent audit firm for accounting audits under the Commercial Code and the Securities and Exchange Law.
The independent auditors perform an effective and efficient audit by maintaining close cooperation with corporate auditors and the Internal Auditing Department, by reporting upon audit plans and audit results, and by exchanging necessary information and opinions.
The independent auditors who have been engaged in the audit of the Company are as follows:

- Names of certified public accountants who performed the service
  (The parenthetic figures indicate the consecutive number of years involved.)
  Designated Partners/Engaged Partners: Hajime Kuwaki (14 years)
  Shingo Yamamoto (5 years)
- Composition of professional staff related to audit service
  7 certified public accountants, 4 junior certified public accountants, and 7 others

(6) Risk management framework

In principle, each division of the Company assumes the responsibilities to manage the risks associated with the operations under its jurisdiction.
The Internal Auditing Department verifies the adequacy and effectiveness of the internal risk management framework in the Company's departments and its consolidated subsidiaries, and advises or proposes measures to modify or amend any significant issues. The internal control system is to be further enhanced in accordance with the priority of issues as needed.
Significant legal issues and events concerning compliance are discussed with attorneys or other professionals. Furthermore, in addition to ordinary auditing, significant accounting issues are discussed and reviewed with accounting auditors as appropriate.
As part of risk management, the Compliance Committee continues to make efforts to promote compliance, fairness and ethics with regard to business activities. For example, such efforts may include preparing and updating the "Compliance Manual" or inviting professionals from outside the company as lecturers to host company seminars designed for members of the board and employees.

OPERATING RESULTS

1. Review of operations

During the fiscal year ended March 31, 2005, the Japanese economy showed a pattern of recovery with improvement in corporate revenue, however, a slowdown in consumer spending during the second half of the fiscal year raised uncertainty for the future. Looking abroad, in the United States, consumer spending increased and the economy steadily expanded. The European economy, although facing downturns such as the appreciated euro and high crude oil prices, experienced gradual recovery overall.

In the video game industry, existing hardware sales showed a downward trend worldwide due to the saturated installment base. As for software, the "gamer drift" phenomenon seen in the Japan market has become more prominent. In overseas markets, software sales centered around sequels, sports games, and movie-based titles, caused slower growth of the entire market, leaving the business environment in a difficult situation.

Given this underlying environment, Nintendo launched Nintendo DS, a brand new handheld device, in an effort to expand into new markets. NINTENDO DS joins the NINTENDO GAMECUBE and GAME BOY ADVANCE lineup. The new system is equipped with dual screens, touch screen technology, wireless network, and microphone port, which enables anyone to easily play and provides an unprecedented gaming experience. In addition, a variety of software is being developed that is intuitive and easy to control, putting novice and expert gamers on the "same starting line", providing everyone with a fresh experience.

Consolidated net sales for the fiscal year ended March 31, 2005 resulted in 515.2 billion yen, including overseas sales of 388.2 billion yen, which accounted for 75.3% of total sales. Income before income taxes and extraordinary items was 145.2 billion yen and net income was 87.4 billion yen, contributed to by foreign exchange gain of 21.8 billion yen resulting from revaluation of foreign currency assets.

With respect to sales by business category, for handheld-type game products in the electronic entertainment products division, the GAME BOY ADVANCE software titles "Pokémon FireRed/LeafGreen", which provide a whole new gaming experience through wireless communication adapter, were released overseas and became a smash hit, selling more than 6 million units worldwide. In addition, the "FAMICOM MINI" series, which enables users to enjoy FAMICOM software on the GAME BOY ADVANCE, invited back those who have not played video games lately. Sales for the "FAMICOM MINI" series were particularly strong in Japan.

With respect to NINTENDO DS hardware, which was launched in Japan and the United States at the end of last year and in Europe this March, sales reached more than 5.2 million units during a short period of time. Software such as "Super Mario 64 DS" enjoyed a favorable start by selling more than a million units worldwide. Especially in Japan, new marketing initiatives such as exhibitions in five major cities and street trail events, along with TV commercials and retail marketing efforts successfully contributed to attracting a broad demographic including women and older generations who had previously not played video games.

As for console-type game products, software titles for NINTENDO GAMECUBE "Paper Mario: The Thousand Year Door", which allows players to embark on mysterious adventures with Mario in a picture book based setting, and "Mario Party 6", which provides a new gaming experience with the use of a microphone, sold more than a million copies each. Meanwhile, hardware sales suffered a decrease due to intense competition.

In total, net sales in the electronic entertainment products division were 513.0 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 2.2 billion yen.

With respect to geographic segment information, sales in Japan were 443.0 billion yen including inter-segment sales of 311.9 billion yen. Operating income was 99.6 billion yen. Sales in the Americas were 257.9 billion yen including inter-segment sales of 1.8 billion yen. Operating income was 7.3 billion yen. Sales in Europe were 121.3 billion yen. Operating income was 3.4 billion yen.

Furthermore, for the purpose of executing flexible capital policies in response to changes in the business environment, the Company acquired 3.6 million of its own shares, at a cost of 42.9 billion yen in conformity with the board of directors resolution.

2. Annual outlook

As is evident in the present game software market, the traditional success formula of game development, which is to make games fancier and more complicated with the advancement of technology, is approaching a limit.

Under such circumstances, Nintendo will make every effort to broaden the framework and the definition of current video games, and thus provide new surprises and fun to people around the world, regardless of age, gender, or gaming experience. The goal is expansion of the market with increased penetration of video game players of all ages. More specifically, continuous efforts will be made to develop entertainment software that provides a new sensation utilizing the NINTENDO DS's features. Such efforts are well represented by "Nintendogs", new communication game software which allows the player to speak to and touch puppies inside the game through the use of the built-in microphone and stylus.

With regard to consolidated performance forecasts for the fiscal year ending March 31, 2006, net sales are 520.0 billion yen, operating income is 115.0 billion yen, income before income taxes and extraordinary items is 125.0 billion yen, net income is 75.0 billion yen. Estimated exchange rates for the year are 107.00 yen to the U.S. dollar and 135.00 yen to the euro.

As for dividend, based on "2. Basic policy of profit distribution", in the event that operating income for the fiscal year ending March 31, 2006 achieves the current forecast 115.0 billion yen, the annual cash dividend per share will be 300 yen (70 yen at six-month end, 230 yen at fiscal year-end).

* Forecasts announced by the company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.

Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

FINANCIAL POSITION

Total assets increased to 1,132.4 billion yen, due to increases in cash and deposits, and investments in securities. Also contributing to the increase were accounts receivable resulting from sales run-up upon release of the new product "NINTENDO DS" in European market at the end of the fiscal year. Total liabilities increased by 91.2 billion yen compared to the previous fiscal year-end to 210.8 billion yen resulting from increases in trade accounts payable and accrued income taxes. Shareholders' equity increased by 31.2 billion yen to 921.4 billion yen compared to the previous fiscal year-end, due to net income exceeding the decrease caused by the acquisition of treasury stock in the amount of 42.9 billion yen.

Cash and cash equivalents (collectively, Cash) as of March 31, 2005 was 792.7 billion yen, an increase of 72.6 billion yen from the previous year-end. Net increase (decrease) of Cash and contributing factors during the fiscal year ended March 31, 2005 are as follows:

Cash flows from operating activities:

Net Cash provided by operating activities was 116.5 billion yen. An increase in trade accounts payable contributed to the overall increase, despite decreases caused by foreign exchange gain, due primarily to revaluation of Cash in foreign currency, and the increase in notes and trade accounts receivable and inventory, and payment of income tax.

Cash flows from investing activities:

Net Cash used in investing activities was 11.7 billion yen due to such factors as acquisition of investment securities.

Cash flows from financing activities:

Net Cash used in financing activities was 61.4 billion yen with payments for acquisition of treasury stock in September 2005 and the dividend payment accounting for a significant portion.

Cash flow index trend:

	Year ended Mar 2001	Year ended Mar 2002	Year ended Mar 2003	Year ended Mar 2004	**Year ended Mar 2005**
Ratio of net worth to total assets	78.1	80.8	82.0	88.1	**81.4**
Ratio of total market value of stocks to total assets	271.9	240.8	118.8	139.1	**134.4**

[Notes] *Percentage figures are calculated on a consolidated basis.

*Total market value of stocks is calculated by multiplying closing price and number of outstanding stocks (excluding treasury stocks) at the end of the period.

RISK FACTORS

Listed below are the various risks that could significantly affect Nintendo's operating performance, share price, and financial condition. However, unpredictable risks may exist other than the risks set forth herein.
Note that matters pertaining to the future presented herein are determined by Nintendo as of fiscal year ended March 31, 2005.

(1) Risks around economic environment

・Fluctuation in foreign exchange rates

Nintendo distributes its products globally with overseas sales accounting for more than 70% of total sales. The majority of monetary transactions are made in local currencies. In addition, the Company holds a substantial amount of assets denominated in foreign currencies without exchange contracts. Thus, fluctuation in foreign exchange rates would have a direct influence on earnings if foreign currencies were converted to Japanese yen or revaluated for financial reporting purposes. Japanese yen appreciation against the U.S. dollar or Euro would have a negative impact on Nintendo's profitability.

(2) Risks around business activities

・Fluctuation of the market

Nintendo is engaged in a business categorized under the massive entertainment industry. Therefore, the availability of other forms of entertainment affects Nintendo's business. If consumer preferences shift to other forms of entertainment, it is possible that the video game market may shrink. In the field of computer entertainment as well, the emergence of new competitors resulting from technological innovation could have a detrimental impact.

・Development of new products

Although Nintendo continues to develop innovative and appealing products, in the field of computer entertainment, the development process is complicated and includes many uncertainties. Various risks involved are as follows:

① Despite the substantial costs and time needed for software development, there is no guarantee that all new products will be accepted by consumers due to ever shifting consumer preferences. As a result, development of certain products may be suspended or aborted.

② Hardware requires a long term development span. While technological advancements occur continuously, it is possible that the Company may be unable to acquire the necessary technology which can be utilized in entertainment. Furthermore, in the case of a delayed launch, it is possible that market share can be adversely affected.

③ Due to the nature of Nintendo products, actual development and distribution may significantly differ from initial projections.

・Product valuation and adequate inventory procurement

Products in the video game industry are strongly affected by customers' preferences as well as seasonality characterized by short product life cycles and sharp increases in demand around the holiday season. Although production is targeted at the equilibrium point of supply and demand, accurate projections are extremely difficult to obtain which may lead to the risk of excessive inventory. In addition, inventory obsolescence could have an adverse effect on Nintendo's operations and financial position.

・Competition in the market

In the video game industry, it may become even more difficult to generate profit as more research and development expenses and marketing expenses are required, and as price competition intensifies with giant enterprises entering into the market. As an outcome, Nintendo may find difficulty in maintaining or expanding its market share as well as sustaining profitability.

・Overseas business expansion and international activities

Nintendo engages in business in territories other than Japan; they include The United States, Europe, Australia, and Asia. Expansion of business to these overseas markets involve risks such as ① unpredicted amendments to laws or regulations, ② emergence of political or economic factors that prove to be a disadvantage, ③ inconsistency of multilateral taxation systems and diversity of tax law interpretation leading to a disadvantaged position, ④ difficulty of recruiting and securing human resources, ⑤ social disruption resulting from terrorist attacks, war, and other events.

・Dependency on outside manufacturers

Nintendo commissions a number of certain outside manufacturers to produce key components or assemble finished products. In the event of their commercial failure, these manufacturers may not adequately provide significant components or products. In addition, in periods of high demand, certain manufacturers may not have the capacity to provide the ordered amount of components. A shortage of key components could lead to issues such as high pricing, insufficient supply, and quality control. This may impair the relationship between Nintendo and its customers.

・Business operations affected by seasonal fluctuation

Since a major portion of demand is focused around the holiday season, Nintendo is subject to the impact of seasonal fluctuations. Should the Company fail to meet the period of high demand in any of its business activities, including but not restricted to the launch of attractive new products and supplying hardware, it would suffer unfavorable operating performance.

(3) Risks around legal restriction and litigation

・Product liability

Nintendo products are manufactured based on quality control standards accepted in each worldwide region. If defective products are discovered, it would lead to a large-scale return request in the future. In addition, defective products that require product liability compensations would create additional costs and leave Nintendo with an unfavorable reputation, adversely affecting its future performance and financial position.

・Limitations of protecting intellectual property

Through the years, Nintendo has built up a variety of intellectual properties that can clearly be differentiated from other products in the market. In certain territories, counterfeit products are currently circulating in the market, violating Nintendo's intellectual property rights. In the future, it may not be possible to fully protect its intellectual property rights.

・Administration of personal information and confidential information

Nintendo possesses personal information through its online membership service. If such information or other confidential information pertaining to product development and business operation were to leak or be misapplied, Nintendo's future performance and financial position would be adversely affected.

・Change in accounting standards and taxation system

Unforeseeable changes in accounting standards or taxation system may possibly affect Nintendo's future performance and financial position. Furthermore, conflict of views between Nintendo and the tax authorities may cause additional tax obligation beyond its expectation.

・Litigation

Nintendo may be subject to litigation, disputes, or other legal proceedings relating to its domestic and overseas operations, which could have an adverse effect on its business performance.

(4) Other risks

Other than set forth above, factors such as uncollectibility of trade accounts receivable and notes receivable, failure of financial institutions, and restrictions regarding environmental protection may adversely affect Nintendo's future performance and financial position.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2004 and 2005

Yen in Millions

	2005	%	2004	%	Change
[Assets]					
Current assets:		%		%	
Cash and deposits	**826,653**		767,270		59,383
Notes and trade accounts receivable	**51,143**		28,493		22,649
Marketable securities	**20,485**		17,375		3,110
Inventories	**49,758**		30,955		18,803
Deferred income taxes	**19,513**		24,911		(5,397)
Other current assets	**28,217**		24,784		3,432
Allowance for doubtful accounts	**(1,880)**		(3,028)		1,148
	993,891	**87.8**	890,761	88.2	103,130
Fixed assets:					
Property, plant and equipment					
Buildings and structures	**18,451**		19,918		(1,466)
Machinery, equipment and automobiles	**1,316**		1,292		24
Furniture and fixtures	**2,171**		1,948		222
Land	**32,069**		31,925		143
Construction in progress	**410**		-		410
	54,420	**4.8**	55,084	5.5	(664)
Intangible assets					
Software etc.	**354**	**0.0**	245	0.0	108
Investments and other assets					
Investments in securities	**73,393**		53,866		19,526
Deferred income taxes	**10,155**		9,189		966
Other investments and other assets	**307**		926		(618)
Allowance for doubtful accounts	**(30)**		(43)		12
	83,825	**7.4**	63,939	6.3	19,886
	138,600	**12.2**	119,269	11.8	19,330
Total	**1,132,492**	**100.0**	1,010,031	100.0	122,460

As of March 31, 2004 and 2005

Yen in Millions

	2005	%	2004	%	Change
[Liabilities]					
Current liabilities:					
Notes and trade accounts payable	**111,045**		57,945		53,100
Accrued income taxes	**51,951**		11,165		40,786
Reserve for bonuses	**1,650**		1,712		(61)
Other current liabilities	**40,801**		42,423		(1,622)
	205,449	**18.1**	113,246	11.3	92,202
Non-current liabilities:					
Non-current accounts payable	**461**		602		(140)
Reserve for employee retirement and severance benefits	**3,074**		3,992		(917)
Reserve for directors retirement and severance benefits	**1,816**		1,709		107
	5,353	**0.5**	6,304	0.6	(950)
Total liabilities	**210,802**	**18.6**	119,550	11.9	91,251
[Minority interests]					
Minority interests	**222**	**0.0**	232	0.0	(10)
[Shareholders' equity]					
Common stock	**10,065**	**0.9**	10,065	1.0	-
Additional paid-in capital	**11,584**	**1.0**	11,584	1.1	0
Retained earnings	**1,032,834**	**91.2**	964,524	95.5	68,310
Unrealized gains on other securities	**7,194**	**0.7**	6,650	0.7	544
Translation adjustments	**(10,315)**	**(0.9)**	(15,677)	(1.6)	5,361
Treasury stock, at cost	**(129,896)**	**(11.5)**	(86,898)	(8.6)	(42,997)
Total shareholders' equity	**921,466**	**81.4**	890,247	88.1	31,218
Total	**1,132,492**	**100.0**	1,010,031	100.0	122,460

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2004 and 2005

Yen in Millions

	2005		2004		Change	
		%		%		%
Net sales	**515,292**	**100.0**	514,805	100.0	487	0.1
Cost of sales	**298,115**	**57.9**	307,233	59.7	(9,117)	(3.0)
Gross margin	**217,176**	**42.1**	207,572	40.3	9,604	4.6
Selling, general and administrative expenses	**105,653**	**20.5**	99,888	19.4	5,765	5.8
Operating income	**111,522**	**21.6**	107,683	20.9	3,839	3.6
Other income						
Interest income	**13,510**		8,999		4,510	
Foreign exchange gain	**21,848**		-		21,848	
Other	**2,509**		2,391		118	
Total other income	**37,868**	**7.4**	11,391	2.2	26,477	232.4
Other expenses						
Sales discount	**304**		396		(91)	
Equity in losses of non-consolidated subsidiary and affiliates	**3,512**		-		3,512	
Foreign exchange loss	**-**		67,876		(67,876)	
Other	**281**		661		(379)	
Total other expenses	**4,098**	**0.8**	68,934	13.4	(64,835)	(94.1)
Income before income taxes and extraordinary items	**145,292**	**28.2**	50,140	9.7	95,152	189.8
Extraordinary income						
Reversal of allowance for doubtful accounts	**1,735**		2,575		(839)	
Reversal of loss on investments in securities	**-**		63		(63)	
Gain on sales of fixed assets	**-**		861		(861)	
Total extraordinary income	**1,735**	**0.3**	3,499	0.7	(1,763)	(50.4)
Extraordinary loss						
Loss on disposal of fixed assets	**13**		100		(87)	
Loss on investments in securities	**1,612**		573		1,039	
Total extraordinary loss	**1,625**	**0.3**	674	0.1	951	141.1
Income before income taxes and minority interests	**145,402**	**28.2**	52,965	10.3	92,437	174.5
Provision for income taxes and enterprise taxes	**53,766**	**10.4**	12,298	2.4	41,467	337.2
Income taxes deferred	**4,195**	**0.8**	7,393	1.5	(3,197)	(43.3)
Minority interests	**24**	**0.0**	79	0.0	(54)	(69.0)
Net income	**87,416**	**17.0**	33,194	6.4	54,222	163.3

CONSOLIDATED STATEMENTS OF SURPLUS

Years ended March 31, 2004 and 2005

Yen in Millions

	2005	2004
(Additional paid-in capital)		
Additional paid-in capital - Beginning	**11,584**	11,584
Increase		
Gain on disposal of treasury stock	**0**	-
Total increase	**0**	-
Additional paid-in capital - Ending	**11,584**	11,584
(Retained earnings)		
Retained earnings - Beginning	**964,524**	950,262
Increase		
Net income	**87,416**	33,194
Total increase	**87,416**	33,194
Decrease		
Cash dividends	**18,463**	18,761
Directors' bonuses	**170**	170
Loss on disposal of treasury stock	**-**	0
Decrease in retained earnings due to exclusion of affiliates with equity method applied	**472**	-
Total decrease	**19,105**	18,932
Retained earnings - Ending	**1,032,834**	964,524

Nintendo Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2004 and 2005

Yen in Millions

	2005	2004
I Cash flows from operating activities:		
Income before income taxes and minority interests	**145,402**	52,965
Depreciation and amortization	**2,931**	3,328
Increase (decrease) in allowance for doubtful accounts	**(1,226)**	(1,955)
Increase (decrease) in reserve for employee retirement and severance benefits	**(974)**	(2,708)
Interest and dividends income	**(14,100)**	(9,514)
Interest expenses	**0**	0
Foreign exchange loss (gain)	**(27,570)**	54,166
Unrealized loss on investments in securities	**1,612**	573
Equity in losses (earnings) of non-consolidated subsidiary and affiliates	**3,512**	(181)
Decrease (increase) in notes and trade accounts receivable	**(21,062)**	16,070
Decrease (increase) in inventories	**(17,734)**	70,805
Increase (decrease) in notes and trade accounts payable	**48,687**	(33,527)
Increase (decrease) in consumption taxes payable	**189**	(221)
Directors' bonuses paid	**(170)**	(170)
Other, net	**(2,973)**	822
Sub-total	**116,523**	150,452
Interest and dividends received	**13,533**	9,566
Interest paid	**(0)**	(0)
Income taxes paid	**(13,485)**	(39,945)
Net cash provided by (used in) operating activities	**116,571**	120,072
II Cash flows from investing activities:		
Increase in time deposits	**(64,830)**	(106,587)
Decrease in time deposits	**72,973**	56,192
Payments for acquisition of marketable securities	**(31,560)**	(21,446)
Proceeds from sale of marketable securities	**39,963**	10,650
Payments for acquisition of property, plant and equipment	**(2,061)**	(1,909)
Proceeds from sale of property, plant and equipment	**12**	1,680
Payments for investments in securities	**(24,711)**	(13,500)
Proceeds from investments in securities	**2,524**	5,014
Payments for investments in affiliates	**(7,250)**	-
Sales of business entities	**1,072**	1,008
Other, net	**2,151**	1,873
Net cash provided by (used in) investing activities	**(11,716)**	(67,025)
III Cash flows from financing activities:		
Payments for acquisition of treasury stock	**(42,995)**	(5,346)
Cash dividends paid	**(18,455)**	(18,745)
Other, net	**3**	3
Net cash provided by (used in) financing activities	**(61,447)**	(24,088)
IV Effect of exchange rate changes on cash and cash equivalents	**29,205**	(57,444)
V Net increase (decrease) of cash and cash equivalents	**72,613**	(28,486)
VI Cash and cash equivalents - Beginning	**720,114**	748,600
VII Cash and cash equivalents - Ending	**792,727**	720,114

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation

Consolidated subsidiaries — 17

Nintendo of America Inc. NES Merchandising, Inc. NHR Inc. HFI Inc.
Nintendo of Canada Ltd. Nintendo of Europe GmbH Nintendo France S.A.R.L.
Nintendo España, S.A. Nintendo Benelux B.V. Nintendo Australia Pty. Ltd.
Nintendo Phuten Co., Ltd. Nintendo Technology Development Inc.
Nintendo Software Technology Corporation SiRAS.com Inc.
Retro Studios, Inc. ND CUBE Co., Ltd. Brownie Brown Inc.

Rare Acquisition Inc. and Nintendo Services USA, Inc. are excluded from the scope of consolidation because of liquidation.

Non-consolidated subsidiaries — 2

Fukuei Co., Ltd. A/N Software Inc.

Above two subsidiaries are excluded from consolidation as they are both small in size and do not have a significant impact on the consolidated financial statements in respect of combined assets, sales, net profit, and retained earnings.

2. Scope of equity method companies

Non-consolidated subsidiary with equity method applied — 1

A/N Software Inc.

Affiliates with equity method applied — 7

The Pokémon Company WARPSTAR, Inc. Silicon Knights Inc.
iKuni Inc. iQue Ltd. iQue (China) Ltd.
The Baseball Club of Seattle, L. P.

The Baseball Club of Seattle, L.P. is included within the scope of equity method affiliates because of investment for this consolidated accounting period. Pokémon USA, Inc. is excluded from the scope of equity method affiliates because there no longer exists significance for the transactions with the Company group due to the liquidation of Nintendo Services USA, Inc.

With respect to (equity method applied) companies with different year-end from consolidated year-end (i.e., March 31), their financial statements are used as they are.

3. Annual consolidated accounting period

Although fiscal year-end of Nintendo Phuten Co., Ltd. and Retro Studios, Inc. is December 31, which is different from consolidated year-end, their financial statements through that period are used for consolidation as the variance of year-end is within three months (so-called three month rule applied). Important transactions between their year-end and March 31 are reconciled for consolidation.

4. Accounting policies

(1) A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds — Amortized cost method (by straight-line method)

Other securities

Marketable other securities — Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)

Non-marketable other securities — Cost method, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost or market method, determined by the moving average method

(2) Depreciation method for important fixed assets

(A) Tangible assets

The Company and its domestic consolidated subsidiaries	Declining balance method (Some equipment is depreciated over economic useful lives.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method.
Overseas consolidated subsidiaries	Straight-line method over the estimated useful lives of the assets Estimated useful lives of the principal assets: Buildings and structures: 3 to 60 years

(B) Intangible assets

Straight-line method
As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

(3) Important allowance and reserve

(A) Allowance for doubtful accounts

The Company and its domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(B) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially projected amount at the end of the consolidated accounting period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year.
Actuarial calculation difference are processed collectively, mainly in the accrued year.

(D) Reserve for directors retirement and severance benefits

The Company is calculating the reserve for directors retirement and severance benefits with estimated amounts to be paid at the year-end, based on the Company's internal rules.

(4) Translation basis of important assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner are shown as Minority Interests and Translation Adjustments in Shareholders' equity.

(5) Important lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions.

(6) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

5. Valuation of assets and liabilities of consolidated subsidiaries

Valuation of assets and liabilities of consolidated subsidiaries are under market price method.

6. Amortization of consolidated adjustment account

The amount of consolidated adjustment account is fully amortized in the same fiscal year as incurred.

7. Profit appropriation

The consolidated statements of surplus in respect of profit appropriation of consolidated companies are created based on appropriated profit which has settled during the annual accounting period.

8. Funds in consolidated statements of cash flows

Funds (cash and cash equivalents) in consolidated statements of cash flows cover cash on hand, deposits which are able to be withdrawn at any time, and short-term investments which are able to be cashed easily, with little risk of value fluctuation, for which the term of redemption come within three months from the acquisition date.

SUPPLEMENTAL INFORMATION

(Presentation of the "pro forma standard taxation" portion of enterprise tax on corporation in Consolidated Statements of Income)

In line with announcement of Practice Report No. 12 "Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax on Corporation in Statements of Income" issued by Accounting Standards Board of Japan, the enterprise taxes levied in proportion to added value and capital, amounting to 665 million yen, were recognized as "Selling, general and administrative expenses" effective this fiscal year under this report.

NOTES

Consolidated balance sheets information:

(as of March 31, 2004 and 2005)

		Yen in Millions
	2005	2004
Accumulated depreciation of tangible assets	**36,821**	35,775

Consolidated statements of income information:

(for years ended March 31, 2004 and 2005)

		Yen in Millions
	2005	2004
Research and development costs	**20,513**	15,825

Consolidated statements of cash flows information:

(as of March 31, 2004 and 2005)

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

		Yen in Millions
	2005	2004
Cash and deposits account	**826,653**	767,270
Time deposits (over 3 months)	**(39,784)**	(47,156)
Short-term investment due within three months after acquisition	**5,858**	-
Cash and cash equivalents - Ending	**792,727**	720,114

SEGMENT INFORMATION

1. Segment information by business categories

Because the company operates predominantly in one industry segment which is accounted for over 90% of total sales, operating income and total assets, this information is not applicable to our business.

2. Segment information by seller's location

Yen in Millions

Year ended March 31, 2005	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
1. Net sales and operating income							
Net sales							
(1) Sales to third parties	**131,102**	**256,119**	**121,353**	**6,717**	**515,292**	**-**	**515,292**
(2) Inter segment sales	**311,941**	**1,880**	**9**	**99**	**313,931**	**(313,931)**	**-**
Total	**443,043**	**257,999**	**121,363**	**6,817**	**829,224**	**(313,931)**	**515,292**
Cost of sales and selling, general and administrative expenses	**343,430**	**250,684**	**117,882**	**6,867**	**718,865**	**(315,095)**	**403,769**
Operating income (loss)	**99,613**	**7,314**	**3,480**	**(50)**	**110,359**	**1,163**	**111,522**
2. Assets	**970,681**	**152,763**	**72,590**	**3,966**	**1,200,001**	**(67,509)**	**1,132,492**

Year ended March 31, 2004	Domestic	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
1. Net sales and operating income							
Net sales							
(1) Sales to third parties	137,636	250,273	120,128	6,765	514,805	-	514,805
(2) Inter segment sales	224,084	1,750	4	-	225,839	(225,839)	-
Total	361,721	252,024	120,132	6,765	740,644	(225,839)	514,805
Cost of sales and selling, general and administrative expenses	268,797	238,851	117,145	6,742	631,536	(224,415)	407,121
Operating income	92,924	13,172	2,987	23	109,107	(1,423)	107,683
2. Assets	854,881	145,820	43,025	2,374	1,046,101	(36,070)	1,010,031

3. Sales to overseas customers

Yen in Millions

Year ended March 31, 2005	The Americas	Europe	Other	Total
Sales to overseas customers	**256,968**	**121,371**	**9,883**	**388,223**
Consolidated net sales				**515,292**
Percentage of sales to overseas customers to consolidated net sales	**49.9%**	**23.5%**	**1.9%**	**75.3%**

Year ended March 31, 2004	The Americas	Europe	Other	Total
Sales to overseas customers	251,143	120,136	11,208	382,488
Consolidated net sales				514,805
Percentage of sales to overseas customers to consolidated net sales	48.8%	23.3%	2.2%	74.3%

LEASE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

RELATED PARTY TRANSACTIONS

Not applicable

TAX EFFECT ACCOUNTING INFORMATION

I . Year ended March 31, 2005

1. Significant components of deferred tax assets and liabilities are summarized as follows.

	Yen in Millions
Deferred tax assets:	
Inventory - write-downs and elimination of unrealized profit	7,417
Research and development costs	6,998
Other A/P and accrued expenses	5,428
Accrued enterprise tax	3,452
Land	2,571
Unrealized loss on investments in securities	1,961
Reserve for employee retirement and severance benefits	1,336
Depreciation	1,059
Other	7,277
Gross deferred tax assets	37,502
Valuation allowance	(429)
Total deferred tax assets	37,073
Deferred tax liabilities:	
Unrealized gains on other securities	(4,917)
Undistributed retained earnings of affiliated companies	(1,769)
Other	(717)
Total deferred tax liabilities	(7,403)
Net deferred tax assets	29,669

2. Reconciliation of the statutory tax rate and the effective income tax rate

This information is omitted, since the difference is not more than five one-hundredth of the statutory tax rate.

II. Year ended March 31, 2004

1. Significant components of deferred tax assets and liabilities are summarized as follows.

	Yen in Millions
Deferred tax assets:	
Inventory - write-downs and elimination of unrealized profit	11,351
Other A/P and accrued expenses	9,263
Research and development costs	4,941
Land	2,571
Reserve for employee retirement and severance benefits	1,657
Unrealized loss on investments in securities	1,417
Depreciation	1,350
Allowance for doubtful accounts	1,021
Other	8,149
Gross deferred tax assets	41,723
Valuation allowance	(1,276)
Total deferred tax assets	40,447
Deferred tax liabilities:	
Unrealized gains on other securities	(4,545)
Undistributed retained earnings of affiliated companies	(1,113)
Other	(747)
Total deferred tax liabilities	(6,406)
Net deferred tax assets	34,041

2. Reconciliation of the statutory tax rate and the effective income tax rate

Statutory tax rate	42.0%
Reconciliation items:	
Expenses not deductible for tax purposes	0.4%
Extra tax deduction on expenses for research and development	(1.4%)
Differences in consolidated foreign subsidiaries' tax rate	(2.6%)
Other	(1.2%)
Effective tax rate	37.2%

SECURITIES INFORMATION

I . As of March 31, 2005

1. Marketable other securities

Yen in Millions

	Acquisition Cost	Book Value	Difference
(for which book value exceeds acquisition cost)			
Stocks	12,954	24,913	11,958
Bonds	8,277	8,430	153
Sub-Total	21,231	33,343	12,112
(for which book value does not exceed acquisition cost)			
Stocks	6,754	5,743	(1,010)
Bonds	24,177	23,515	(662)
Sub-Total	30,932	29,258	(1,673)
Total	52,163	62,602	10,438

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds	
Commercial paper	11,933
(2) Other securities	
Preferred subscription certificate	11,000

3. Redemption timing for held-to-maturity securities and bonds

	Due in one year or less	Due after one year and within five years
Commercial paper	11,933	-
Government bonds, etc.	8,551	24,394
Total	20,485	24,394

II. As of March 31, 2004

1. Marketable other securities

Yen in Millions

	Acquisition Cost	Book Value	Difference
(for which book value exceeds acquisition cost)			
Stocks	19,427	30,621	11,193
Bonds	1,070	1,072	1
Sub-Total	20,498	31,694	11,195
(for which book value does not exceed acquisition cost)			
Stocks	248	220	(27)
Bonds	3,293	3,281	(12)
Sub-Total	3,541	3,501	(39)
Total	24,039	35,195	11,156

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds	
Commercial paper	17,375
(2) Other securities	
Preferred subscription certificate	11,000
Unlisted bonds	3,536

3. Redemption timing for held-to-maturity securities and bonds

	Due in one year or less	Due after one year and within five years
Commercial paper	17,375	-
Government bonds, etc.	-	7,890
Total	17,375	7,890

DERIVATIVE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

RETIREMENT AND SEVERANCE BENEFITS INFORMATION

Outline of retirement benefit plan

The Company has approved pension scheme and lump-sum severance payments plan as defined benefit plan. Certain consolidated subsidiaries have defined contribution plan as well as defined benefit plan. It may also pay extra retirement allowance to employees who have distinguished services.

I. Year ended March 31, 2005

	Yen in Millions
1. Retirement benefit obligation at the end of year	
a. Retirement benefit obligation	(17,746)
b. Plan assets	12,918
c. Unfunded retirement benefit obligation	(4,828)
d. Unrecognized actuarial difference	1,729
e. Unrecognized prior service cost	67
f. Unrecognized plan assets	(43)
g. Net pension liability recognized in the consolidated balance sheet	(3,074)
h. Reserve for employee retirement and severance benefits	(3,074)
2. Retirement benefit cost for the year	
a. Service cost	1,291
b. Interest cost	504
c. Expected return on plan assets	(182)
d. Amortization of actuarial difference	(1,417)
e. Amortization of prior service cost	9
f. Retirement benefit cost	204
g. Other	607
h. Total	812

3. Basis of calculation for the year

a. Method of attributing benefits to years of service	Straight-line basis
b. Discount rate	1.3% to 6.0%
c. Expected return rate on plan assets	0.0% to 8.0%
d. Amortization years of prior service cost	one to ten years
e. Amortization years of actuarial difference	Mainly fully amortized in the same fiscal year as incurred

Ⅱ. Year ended March 31, 2004

	Yen in Millions
1. Retirement benefit obligation at the end of year	
a. Retirement benefit obligation	(17,188)
b. Plan assets	11,428
c. Unfunded retirement benefit obligation	(5,759)
d. Unrecognized actuarial difference	1,698
e. Unrecognized prior service cost	69
f. Net pension liability recognized in the consolidated balance sheet	(3,992)
g. Reserve for employee retirement and severance benefits	(3,992)
2. Retirement benefit cost for the year	
a. Service cost	1,252
b. Interest cost	525
c. Expected return on plan assets	(149)
d. Amortization of actuarial difference	(1,267)
e. Amortization of prior service cost	(210)
f. Retirement benefit cost	150
g. Other	472
h. Total	622

3. Basis of calculation for the year

a. Method of attributing benefits to years of service	Straight-line basis
b. Discount rate	1.0% to 6.1%
c. Expected return rate on plan assets	0.0% to 8.0%
d. Amortization years of prior service cost	Mainly fully amortized in the same fiscal year as incurred
e. Amortization years of actuarial difference	Mainly fully amortized in the same fiscal year as incurred

PRODUCTION, ORDER AND SALES INFORMATION

Years ended March 31, 2004 and 2005

Yen in Millions

1. Production

	2005	2004
Electronic entertainment products		
(Hardware)		
Handheld	**227,586**	200,502
Console	**48,130**	14,368
Others	**27,100**	24,835
	302,817	239,707
(Software)		
Handheld	**148,744**	119,746
Console	**85,240**	94,727
	233,984	214,474
Sub-Total	**536,801**	454,181
Other products	**1,340**	1,506
Total	**538,142**	455,687

2. Order

	2005		2004	
	Orders received	**Orders in hand**	Orders received	Orders in hand
Electronic entertainment products				
Handheld	**49,931**	**2,663**	50,852	3,369
Console	**19,803**	**113**	22,727	161
Total	**69,734**	**2,777**	73,580	3,531

3. Sales

	2005	2004
Electronic entertainment products		
(Hardware)		
Handheld	**206,697**	185,175
Console	**41,989**	54,366
Others	**41,690**	49,679
	290,378	289,220
(Software)		
Handheld	**145,604**	132,911
Console	**74,429**	86,262
Royalty income and contents income	**2,671**	3,015
Others	**0**	881
	222,705	223,070
Sub-Total	**513,084**	512,291
Other products	**2,208**	2,513
Total	**515,292**	514,805

earnings releases



May 26, 2005
Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan


FASF
MEMBERSHIP

NON-CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL HIGHLIGHTS

Years ended March 31, 2004 and 2005

The amounts presented herein are rounded down under one million yen except as otherwise denominated.
Numbers in parentheses are negative.

Yen in Millions

	2005	2004
Net sales	**443,044**	360,961
Percentage change from previous year	22.7%	(25.1%)
Operating income	**99,554**	92,533
Percentage change from previous year	7.6%	8.1%
Income before income taxes and extraordinary items	**134,123**	31,694
Percentage change from previous year	323.2%	(67.6%)
Net income	**80,005**	16,020
Percentage change from previous year	399.4%	(73.8%)
Net income per share	**¥606.65**	¥118.52
Ratio of net income to net worth	**9.8%**	2.0%
Ratio of income before income taxes and extraordinary items to total assets	**14.2%**	3.4%
Ratio of income before income taxes and extraordinary items to net sales	**30.3%**	8.8%
Total cash dividends per share	**¥270.00**	¥140.00
Interim	**¥70.00**	¥70.00
Year-end	**¥200.00**	¥70.00
Payout ratio	**44.5%**	118.1%
Ratio of dividends to net worth	**4.3%**	2.3%
Financial position		
Total assets (1)	**998,208**	892,960
Shareholders' equity (2)	**821,749**	802,830
Ratio of net worth to total assets (2)/(1)	**82.3%**	89.9%
Shareholders' equity per share	**¥6,316.08**	¥6,004.14

Forecast for the fiscal year ending March 2006 (April 1, 2005 - March 31, 2006) *

Yen in Millions

	Sept. 30 2005	Mar. 31 2006
Net sales	170,000	420,000
Income before income taxes and extraordinary items	30,000	100,000
Net income	18,000	60,000

Yen

	Sept. 30 2005	Mar. 31 2006
Interim dividends per share	70.00	-
Year-end dividends per share	-	70.00～
Annual dividends per share	-	140.00～

Estimated annual earnings per share: 459.96 yen

* With respect to this forecast, please refer to page 7 for the forward-looking conditions and other related matters.

[Notes]

Date of Shareholders' Meeting : June 29, 2005

Average number of shares outstanding:
- For year ended March 31, 2004 : 133,740,532 shares
- For year ended March 31, 2005 : 131,600,201 shares

Number of shares outstanding:
- As of March 31, 2004 (excluding treasury stock) : 133,684,445 shares
- As of March 31, 2005 (excluding treasury stock) : 130,077,389 shares

Number of treasury stocks:
- As of March 31, 2004 : 7,984,555 shares
- As of March 31, 2005 : 11,591,611 shares

Stock trading unit : 100 shares

Nintendo Co., Ltd.

NON-CONSOLIDATED BALANCE SHEETS

As of March 31, 2004 and 2005

Yen in Millions

	2005		2004		Change
[Assets]					
Current assets:		%		%	
Cash and deposits	**717,758**		662,944		54,813
Notes receivable	**1,393**		562		830
Trade accounts receivable	**69,786**		33,631		36,154
Inventories	**16,039**		13,241		2,797
Deferred income taxes	**12,989**		16,965		(3,976)
Other accounts receivable	**10,817**		8,176		2,640
Other current assets	**22,541**		13,197		9,343
Allowance for doubtful accounts	**(65)**		(56)		(9)
	851,259	**85.3**	748,664	83.8	102,594
Fixed assets:					
Property, plant and equipment					
Buildings and structures	**13,939**		14,707		(768)
Machinery and equipment	**197**		78		118
Automobiles	**25**		31		(6)
Furniture and fixtures	**1,139**		857		282
Land	**25,249**		25,249		-
Construction in progress	**17**		-		17
	40,569	**4.1**	40,925	4.6	(355)
Intangible assets					
Software	**283**		164		119
Other intangible assets	**12**		6		6
	296	**0.0**	170	0.0	125
Investments and other assets					
Investments in securities	**67,908**		51,600		16,307
Investments in affiliates	**29,342**		39,788		(10,445)
Non-current receivable	**2,648**		3,374		(725)
Deferred income taxes	**8,614**		10,989		(2,374)
Other investments and other assets	**215**		780		(564)
Allowance for doubtful accounts	**(2,647)**		(3,334)		686
	106,082	**10.6**	103,199	11.6	2,882
	146,948	**14.7**	144,295	16.2	2,653
Total	**998,208**	**100.0**	892,960	100.0	105,248

As of March 31, 2004 and 2005

Yen in Millions

	2005	%	2004	%	Change
[Liabilities]					
Current liabilities:		%		%	
Notes payable	**4,063**		4,868		(804)
Trade accounts payable	**102,434**		51,644		50,790
Other accounts payable	**11,994**		8,934		3,059
Accrued income taxes	**44,724**		4,123		40,601
Advances received	**429**		542		(113)
Reserve for bonuses	**1,650**		1,712		(61)
Other current liabilities	**8,883**		14,520		(5,637)
	174,180	**17.5**	86,345	9.7	87,835
Non-current liabilities:					
Non-current accounts payable	**461**		602		(140)
Reserve for employee retirement and severance benefits	-		1,472		(1,472)
Reserve for directors retirement and severance benefits	**1,816**		1,709		107
	2,278	**0.2**	3,784	0.4	(1,505)
Total liabilities	**176,459**	**17.7**	90,129	10.1	86,329
[Shareholders' equity]					
Common stock	**10,065**	**1.0**	10,065	1.1	-
Additional paid-in capital	**11,584**	**1.2**	11,584	1.3	0
Retained earnings	**922,801**	**92.4**	861,429	96.5	61,372
Legal reserve	**2,516**		2,516		-
Optional reserve	**760,046**		660,049		99,997
Unappropriated	**160,238**		198,864		(38,625)
Unrealized gains on other securities	**7,194**	**0.7**	6,650	0.7	544
Treasury stock, at cost	**(129,896)**	**(13.0)**	(86,898)	(9.7)	(42,997)
Total shareholders' equity	**821,749**	**82.3**	802,830	89.9	18,918
Total	**998,208**	**100.0**	892,960	100.0	105,248

NON-CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2004 and 2005

Yen in Millions

	2005		2004		Change	
		%		%		%
Net sales	**443,044**	**100.0**	360,961	100.0	82,082	22.7
Cost of sales	**294,661**	**66.5**	227,826	63.1	66,834	29.3
Gross margin	**148,382**	**33.5**	133,134	36.9	15,248	11.5
Selling, general and administrative expenses	**48,828**	**11.0**	40,601	11.3	8,227	20.3
Operating income	**99,554**	**22.5**	92,533	25.6	7,021	7.6
Other income	**34,988**	**7.9**	9,678	2.7	25,310	261.5
Interest income and dividends	**11,345**		8,613		2,732	
Foreign exchange gain	**22,118**		-		22,118	
Other	**1,524**		1,065		459	
Other expenses	**419**	**0.1**	70,517	19.5	(70,097)	(99.4)
Sales discount	**400**		410		(9)	
Foreign exchange loss	**-**		69,718		(69,718)	
Other	**18**		388		(370)	
Income before income taxes and extraordinary items	**134,123**	**30.3**	31,694	8.8	102,429	323.2
Extraordinary income	**1,432**	**0.3**	2,110	0.5	(677)	(32.1)
Extraordinary loss	**1,820**	**0.4**	5,835	1.6	(4,015)	(68.8)
Income before income taxes	**133,736**	**30.2**	27,968	7.7	105,767	378.2
Provision for income taxes and enterprise tax	**47,751**	**10.8**	6,095	1.7	41,656	683.4
Income taxes deferred	**5,979**	**1.3**	5,853	1.6	125	2.1
Net income	**80,005**	**18.1**	16,020	4.4	63,985	399.4
Retained earnings brought forward	**89,338**		192,202		(102,863)	
Loss on disposal of treasury stock	**-**		0		(0)	
Interim cash dividends	**9,105**		9,358		(252)	
Unappropriated retained earnings	**160,238**		198,864		(38,625)	

PROPOSAL OF APPROPRIATIONS

Years ended March 31, 2004 and 2005

Yen in Millions

	2005	2004
Unappropriated retained earnings	**160,238**	198,864
Reversal of special reserve	**2**	2
Total	**160,240**	198,866
Cash dividends	**26,015**	9,357
	(¥200.00 per share)	(¥70.00 per share)
Directors' bonuses	**170**	170
General reserve	**50,000**	100,000
Retained earnings - carried forward	**84,055**	89,338

[Notes]

Interim cash dividends (9,105 million yen, ¥70 per share) were paid on December 10, 2004.

BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. A valuation basis and method of securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Securities of subsidiaries and affiliates	Cost method, determined by the moving average method
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost method, determined by the moving average method

2. A valuation basis and method of derivatives

Market price method

3. A valuation basis and method of inventories

Lower of cost or market method, determined by the moving average method

4. Depreciation method of fixed assets

(A) Tangible assets

Declining balance method (Some equipment is depreciated over economic useful lives.)
Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method.
Estimated useful lives of the principal assets are as follows:
Buildings : 3 to 50 years

(B) Intangible assets

Straight-line method
As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

5. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income.

6. Allowance and reserve

(A) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(B) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amounts to be paid.

(C) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with actuarially projected amounts at the end of the accounting period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year.
Actuarial calculation difference is processed collectively in the accrued year.

(D) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits is calculated with estimated amounts to be paid at the year-end, based on the Company's internal rules.

7. Lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions.

8. Other

(A) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability [illegible]

SUPPLEMENTAL INFORMATION

(Presentation of the "pro forma standard taxation" portion of enterprise tax on corporation in Non-Consolidated Statements of Income)

In line with announcement of Practice Report No. 12 "Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax on Corporation in Statements of Income", the enterprise taxes levied in proportion to added value and capital, amounting to 662 million yen, were recognized as "Selling, general and administrative expenses" effective this fiscal year under this report.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Balance sheets information:

(as of March 31, 2004 and 2005)

Yen in Millions
Shares in thousands

	2005	2004
1. Accumulated depreciation of tangible assets	**23,529**	23,540
2. Receivable from affiliates		
Trade accounts receivable	**62,783**	30,962
3. Guaranteed liabilities	**3,377**	386
<US$, EUR in thousands>	***<US$31,450>***	*<EUR3,000>*
4. Number of authorized shares	**400,000**	400,000
5. Number of issued and outstanding shares	**141,669**	141,669
6. The increase of net assets due to the increase of fair value of assets		
Net assets provided in the Implementing Regulations 124-3	**5,990**	6,502

Statements of income information:

(for years ended March 31, 2004 and 2005)

Yen in Millions

	2005	2004
1. Transactions with affiliates		
Net sales	**314,347**	226,387
2. Research and development costs	**20,742**	15,717

Lease transaction information:

This information is omitted, since it is disclosed on EDINET.

Securities information:

None of shares of subsidiaries and affiliates have market value as of this fiscal year-end and the previous fiscal year-end.

Tax effect accounting information:

Year ended March 31, 2005

1. Significant components of deferred tax assets and liabilities are summarized as follows.

	Yen in Millions
Deferred tax assets:	
Research and development costs	6,963
Accrued enterprise tax	3,452
Inventory - write-downs	2,697
Land	2,571
Other A/P and accrued expenses	2,558
Loss on investments in affiliates	2,232
Unrealized loss on investments in securities	1,961
Allowance for doubtful accounts	1,059
Other	3,475
Total deferred tax assets	26,971
Deferred tax liabilities:	
Unrealized gains on other securities	(4,917)
Other	(450)
Total deferred tax liabilities	(5,367)
Net deferred tax assets	21,604

2. Reconciliation of the statutory tax rate and the effective income tax rate

This information is omitted, since the difference is not more than five one-hundredth of the statutory tax rate.

Year ended March 31, 2004

1. Significant components of deferred tax assets and liabilities are summarized as follows.

	Yen in Millions
Deferred tax assets:	
Inventory - write-downs	6,235
Other A/P and accrued expenses	5,717
Research and development costs	4,912
Loss on investments in affiliates	4,748
Land	2,571
Unrealized loss on investments in securities	1,417
Allowance for doubtful accounts	1,333
Depreciation	1,119
Other	4,899
Total deferred tax assets	32,954
Deferred tax liabilities:	
Unrealized gains on other securities	(4,545)
Other	(453)
Total deferred tax liabilities	(4,998)
Net deferred tax assets	27,955

2. Reconciliation of the statutory tax rate and the effective income tax rate

This information is omitted, since the difference is not more than five one-hundredth of the statutory tax rate.

Nintendo Co., Ltd.

DIRECTORS' CHANGE

(Scheduled date: June 29, 2005)

1. New director candidates:

Director/General Manager, Manufacturing Division

Takao Ohta (present position: General Manager, Manufacturing Division)

Director/General Manager, Personnel Department

Kaoru Takemura (present position: General Manager, Personnel Department)

2. Directors to be retired:

Executive Adviser

Atsushi Asada (present position: Representative Director, Chairman)

Executive Adviser

Hiroshi Yamauchi (present position: Director, Executive Adviser)

SUPPLEMENTARY INFORMATION

Nintendo Co., Ltd.

1. CONSOLIDATED SALES UNITS, NUMBER OF NEW TITLES, AND FORECAST

Sales Units in Ten Thousands
Number of New Titles Released

			Twelve Months Apr. '04-Mar. '05	Twelve Months Apr. '03-Mar. '04	Life-to-Date through Mar. '05	Forecast Apr. '05-Mar. '06
GAME BOY ADVANCE	Hardware	Domestic	234	315	1,555	
		The Americas	856	945	3,337	
		Other	449	500	1,787	
		Total	1,540	1,759	6,679	1,020 *
of which GAME BOY ADVANCE SP		Domestic	232	286	600	
		The Americas	791	795	1,669	
		Other	440	424	910	
		Total	1,464	1,505	3,179	
	Software	Domestic	1,554	1,712	6,254	
		The Americas	5,077	4,243	14,724	
		Other	1,826	1,535	5,859	
		Total	8,457	7,489	26,836	5,050
	New titles	Domestic	165	156	694	
		The Americas	181	145	696	
		Other	135	142	625	
NINTENDO DS	Hardware	Domestic	212	-	212	
		The Americas	219	-	219	
		Other	95	-	95	
		Total	527	-	527	1,240
	Software	Domestic	382	-	382	
		The Americas	475	-	475	
		Other	192	-	192	
		Total	1,049	-	1,049	3,500
	New titles	Domestic	26	-	26	
		The Americas	18	-	18	
		Other	16	-	16	
NINTENDO GAMECUBE	Hardware	Domestic	34	99	380	
		The Americas	261	272	1,046	
		Other	98	132	424	
		Total	392	502	1,850	280
	Software	Domestic	509	850	2,399	
		The Americas	3,318	2,835	9,777	
		Other	1,015	1,052	3,454	
		Total	4,842	4,737	15,629	3,450
	New titles	Domestic	43	89	231	
		The Americas	99	125	425	
		Other	80	127	357	

[Note] New titles-Other include new titles in the European and Australian markets.
* The forecast is the combined total of GAME BOY ADVANCE, GAME BOY ADVANCE SP, and GAME BOY MICRO (tentative).

2. OTHER CONSOLIDATED INFORMATION

Yen in Millions

	Twelve Months Apr. '04-Mar. '05	Twelve Months Apr. '03-Mar. '04	Forecast Apr. '05-Mar. '06
Capital investments	4,502	2,277	6,300
Depreciation expenses of tangible assets	2,783	3,182	3,700
Marketing expenses	53,756	53,488	54,000
	As of Mar. 31, 2005	As of Mar. 31, 2004	
Number of Employees	3,013	2,985	
	Twelve Months Apr. '04-Mar. '05	Twelve Months Apr. '03-Mar. '04	
Average Exchange Rate			
US$1.00=	¥107.55	¥113.07	¥107.00
EUR1.00=	¥135.19	¥132.61	¥135.00

3. BALANCE OF ASSETS IN MAJOR FOREIGN CURRENCIES WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

U.S. Dollars / Euros in Millions

		As of Mar. 31, 2005		As of Mar. 31, 2004		Mar. 31, 2006
		Ending balance	Exchange rate	Ending balance	Exchange rate	Est. exchange rate
US$	Cash and Deposits	5,168	US$1.00=	5,212	US$1.00=	
	Accounts Receivable	345	¥107.39	213	¥105.69	¥107.00
EUR	Cash and Deposits	400	EUR1.00=	394	EUR1.00=	
	Accounts Receivable	172	¥138.87	61	¥128.88	¥135.00

File No. 82-2544




GAME BOY

Financial Result Briefing for the Fiscal Year Ended March 2005 (FY05)


Nintendo

2005/5/27

Nintendo IR Reference Material of the Fiscal Year Ended March 2005 (FY05)

Topics Relating to the year ended March 2005

*Following its success in Japan, the "FAMICOM MINI" series, which enables users to enjoy FAMICOM software on the GAMEBOY ADVANCE, launched in the U.S. during June and Europe during July. The series recorded extremely favorable sales resulting in worldwide life-to-date sales of 7.57 million units.

*GAME BOY ADVANCE software Pokémon FireRed/LeafGreen which launched in Japan during January 2004, the U.S. during September and Europe during October, recorded extremely favorable sales. As a result, worldwide life-to-date sales reached 8.28 million units.

*A price cut was initiated on GAME BOY ADVANCE SP (MSRPs in Japan and in the U.S.: 12,500 yen → 9,800 yen and US$99.95 → US$79.99, and estimated retail price in Europe: EUR129 → EUR99), gathering further support from customers.

*NINTENDO DS, which is equipped with dual screens, touch screen technology, wireless network, and microphone port providing an unprecedented gaming experience, launched in the U.S. on November 21st at a MSRP of US$149.99, in Japan on December 2nd at a MSRP of 15,000 yen, and in Europe on 11th March at an estimated retail price of EUR 149.99. The NINTENDO DS enjoyed a favorable start by selling more than 5.2 million units during a short period of time.

*The Company acquired 3.6 million of its own shares, at a cost of 42.9 billion yen in conformity with the board of directors resolution.

*Due to the effect of the depreciated yen against the U.S. dollar and Europe, foreign exchange gain was 21.8 billion yen.

Information about Million-seller Software Titles and Total Sales Units

Sales Units in Ten Thousands

		Worldwide Apr.'04 - Mar.'05
GAME BOY ADVANCE (Nintendo Software: 7 titles, Third-Party Software: 6 titles)		
of which major software titles	Pokémon FireRed/LeafGreen	609
	Pokémon Ruby/Sapphire	172
NINTENDO DS (Nintendo Software: 2 titles,Third-Party Software: 0 titles)		
	Super Mario 64 DS	253
	WarioWare: Touched!	128
NINTENDO GAMECUBE (Nintendo Software: 6 titles, Third-Party Software: 1 title)		
of which major software titles	Mario Kart: Double Dash!!	188
	Mario Party 6	143

Total Software Sales by Franchise Character

Sales Units in Ten Thousands

		Worldwide Life-to-Date
Super Mario Series	Handheld Games (11 Titles)	5,948
	Console Games (10 Titles)	12,169
	Total	18,117
The Legend of Zelda Series	Handheld Games (8 Titles)	1,515
	Console Games (7 Titles)	3,118
	Total	4,633
Donkey Kong Series	Handheld Games (10 Titles)	1,640
	Console Games (13 Titles)	3,011
	Total	4,651

Launch Dates of Primary NINTENDO Products by Region (Apr. 2004- Mar. 2005)

Region	Category	GAME BOY ADVANCE Title	Launch Date	NINTENDO DS Title	Launch Date	NINTENDO GAMECUBE Title	Launch Date
Japan	(Hardware)			NINTENDO DS	2005/12/2		
	(Software)	Kirby & The Amazing Mirror	2004/4/15	PictoChat (embedded in DS)	2005/12/2	Pikmin 2	2004/4/29
		Mario Golf: Advance Tour	2004/4/22	Super Mario 64 DS	2005/12/2	Wario World	2004/5/27
		Famicom Mini: Second (10 titles)	2004/5/21	WarioWare: Touched!	2005/12/2	Legend of Golfer	2004/6/17
		Metroid: Zero Mission	2004/5/27	Daigassou! Band Brothers	2005/12/2	Donkey Konga 2: Hit Song Parade	2004/7/1
		Mario vs. Donkey Kong	2004/6/10	Polarium	2005/12/2	Paper Mario : The Thousand Year Door	2004/7/22
		Donkey Kong Country 2	2004/7/1	Pokémon Dash	2005/12/2		
		Hamtaro: Ham Ham Games	2004/7/15	Yoshi Touch & Go	2005/1/27	Kururinsukasshu!	2005/10/14
		Densetsu-no-Stafy 3	2004/8/5	Trace Memory	2005/2/24	Mario Power Tennis	2005/10/28
		Famicom Mini: Third (10 titles)	2004/8/10	Touch! Kirby	2005/3/24	Mario Party 6	2005/11/18
		Mario Pinball Land	2004/8/26	Yakuman DS	2005/3/31	Donkey Kong Jungle Beat	2005/12/16
		Pokémon Emerald	2004/9/16			Star Fox: Assault	2005/2/24
		Fire Emblem: The Sacred Stones	2005/10/7			Donkey Konga 3: Tabehoudai! Harumogitate50kyoku	2005/3/17
		WarioWare: Twisted!	2005/10/14				
		F-Zero Climax	2005/10/21				
		The Legend of Zelda: The Minish Cap	2005/11/4				
		Game Boy Wars Advance 1+2	2005/11/25				
		Yoshi Topsy-Turvy	2005/12/9				
		Mario Party Advance	2005/1/13				
		Sennenkazoku	2005/3/10				
The Americas	(Hardware)			NINTENDO DS	2005/11/21		
	(Software)	Mario vs. Donkey Kong	2004/5/24	PictoChat (embedded in DS)	2005/11/21	Wario Ware, Inc.: Mega Party Game$	2004/4/5
		First Series of Classic NES (8 titles)	2004/6/7	Metroid Prime Hunters: First Hunt (playable demo bundled with DS)	2005/11/21	Custom Robo	2004/5/10
		Mario Golf: Advance Tour	2004/6/21			The Legend of Zelda : Four Swords Adventures	2004/6/7
		Hamtaro: Ham Ham Games	2004/7/26	Super Mario 64 DS	2005/11/21		
		Pokémon FireRed	2004/9/9	WarioWare: Touched!	2005/2/14	Pokémon Box: Ruby/Sapphire	2004/7/6
		Pokémon LeafGreen	2004/9/9	Pokémon Dash	2005/3/14	Pikmin 2	2004/8/30
		F-ZERO GP Legend	2004/9/20	Yoshi Touch & Go	2005/3/14	Donkey Konga	2004/9/27
		Mario Pinball Land	2005/10/4			Paper Mario : The Thousand Year Door	2005/10/11
		Kirby & The Amazing Mirror	2005/10/18				
		Second Series of Classic NES (4 titles)	2005/10/25			Mario Power Tennis	2005/11/8
		Donkey Kong Country 2	2005/11/15			Metroid Prime 2: Echoes	2005/11/15
		Final Fantasy Ⅰ & Ⅱ: Dawn of Souls	2005/11/29			Mario Party 6	2005/12/6
		The Legend of Zelda: The Minish Cap	2005/1/10			Star Fox: Assault	2005/2/14
		Mario Party Advance	2005/3/28			Donkey Kong Jungle Beat	2005/3/14
Europe	(Hardware)			NINTENDO DS	2005/3/11		
	(Software)	Metroid: Zero Mission	2004/4/8	PictoChat (embedded in DS)	2005/3/11	Pokémon Channel	2004/4/1
		F-ZERO GP Legend	2004/6/4	Metroid Prime Hunters: First Hunt (playable demo bundled with DS)	2005/3/11	Pokémon Colosseum	2004/5/14
		Donkey Kong Country 2	2004/6/25			Mario Golf: Toadstool Tour	2004/6/18
		Kirby & The Amazing Mirror	2004/7/2	Super Mario 64 DS	2005/3/11	Wario Ware, Inc.: Mega Party Game$	2004/9/3
		First Series of Classic NES (8 titles)	2004/7/9	WarioWare: Touched!	2005/3/11	Animal Crossing	2004/9/24
		Hamtaro: Ham Ham Games	2004/7/16	Polarium	2005/3/11	Pikmin 2	2005/10/8
		Fire Emblem	2004/7/16	Pokémon Dash	2005/3/11	Donkey Konga	2005/10/15
		Mario Golf: Advance Tour	2004/9/17			Paper Mario : The Thousand Year Door	2005/11/12
		Pokémon FireRed	2005/10/1				
		Pokémon LeafGreen	2005/10/1			Metroid Prime 2: Echoes	2005/11/26
		Hamtaro: Rainbow Rescue	2005/10/29			The Legend of Zelda : Four Swords Adventures	2005/1/7
		The Legend of Zelda: The Minish Cap	2005/11/12				
		Mario vs. Donkey Kong	2005/11/19			Donkey Kong Jungle Beat	2005/2/4
		Mario Pinball Land	2005/11/26			Mario Power Tennis	2005/2/25
		Final Fantasy Ⅰ & Ⅱ: Dawn of Souls	2005/12/3			Mario Party 6	2005/3/18
		Second Series of Classic NES (4 titles)	2005/1/7				
		DK: King of Swing	2005/2/4				

Launch Schedule of Primary NINTENDO Software by Region (Apr. 2005 -)

Region	Category	GAME BOY ADVANCE		NINTENDO DS		NINTENDO GAMECUBE	
		Title	Launch Date	Title	Launch Date	Title	Launch Date
Japan	(Software)	The Tower SP	2005/4/28	ELECTROPLANKTON	2005/4/7	Fire Emblem: Souennokiseki	2005/4/20
		Donkey Kong: King of Swing	2005/5/19	Nintendogs	2005/4/21	Metroid Prime 2: Dark Echoes	2005/5/26
		Nonono Puzzle Chairian	2005/6/16	Nou wo Kitaeru Otona no DS Training Supervised by Prof. Ryuta Kawashima of Touhoku University Future Science and Technology Joint Research Center	2005/5/19	Chibi-Robo	2005/6/23
		MOTHER 3 (tentative title)	TBD			Dance Dance Revolution with MARIO	2005/7/14
		Custom Robo GBA (tentative title)	TBD			Super Mario Stadium Miracle Baseball	2005/7/21
		Mario Tennis GBA (tentative title)	TBD	DS Rakubikijiten	2005/6/16		
		Donkey Kong Country 3 (tentative title)	TBD	Advance Wars: Duel Strike	2005/6/23	Kirby (tentative title)	2005
		Screw Breaker	TBD	Yawarakaatamajyuku	2005/6/30	Pokémon XD	2005
				JUMP SUPER STARS	2005/8/8	The Legend of Zelda (tentative title)	2005
				Super Princess Peach	2005	Odama	TBD
				Magical Vacation 2 (tentative title)	TBD	Famicom Wars (tentative title)	TBD
				Pokémon Diamond	TBD	Geist (tentative title)	TBD
				Pokémon Pearl	TBD	I Shield 21 (tentative title)	TBD
				Mario Kart DS (tentative title)	TBD	Mario Party 7 (tentative title)	TBD
				Animal Crossing DS	TBD	Super Mario Strikers (tentative title)	TBD
				New Super Mario Brothers (tentative title)	TBD		
				Metroid Prime Hunters Tournament (tentative title)	TBD		
				I Shield 21 (tentative title)	TBD		
				Osu! Tatakae! Ouendan	TBD		
				Mario & Luigi RPG 2 (tentative title)	TBD		
				Metroid Prime Pinball (tentative title)	TBD		
				Touch Golf (tentative title)	TBD		
The Americas	(Software)	Pokémon Emerald	2005/5/1	Polarium	2005/4/18	Donkey Konga 2	2005/5/9
		Fire Emblem: The Sacred Stones	2005/5/23	Kirby: Canvas Curse	2005/6/13	Nintendo Pennant Chase Baseball (tentative title)	2005/7/5
		WarioWare: Twisted!	2005/5/23	Meteos	2005/6/27		
		Yoshi Topsy-Turvy	2005/6/13	Advance Wars: Duel Strike	2005/8/22	Super Mario Stadium Miracle Baseball	2005/8/29
		Dynasty Warriors Advance	2005/8/29	Nintendogs	2005/8/22		
		Donkey Kong: King of Swing	2005/9/19	Trace Memory	2005/9/26	Geist (tentative title)	2005/8
		Mario Tennis GBA (tentative title)	2005/10	Animal Crossing DS	2005/Q4	Famicom Wars (tentative title)	2005/9/19
		Donkey Kong Country 3 (tentative title)	2005/11	Mario Kart DS (tentative title)	2005/Q4	Dance Dance Revolution with MARIO	2005/10
		Screw Breaker	TBD	Mario & Luigi RPG 2 (tentative title)	2005/Q4	Fire Emblem: Souennokiseki	2005/10
				Metroid Prime Hunters Tournament (tentative title)	2005/Q4	Pokémon XD	2005/10
						Mario Party 7 (tentative title)	2005/11
				Metroid Prime Pinball (tentative title)	2005/Q4	The Legend of Zelda (tentative title)	End of 2005
				ELECTROPLANKTON	TBD	Chibi-Robo	TBD
				Touch Golf (tentative title)	TBD	Kirby (tentative title)	TBD
				New Super Mario Brothers (tentative title)	TBD	Odama	TBD
						Super Mario Strikers (tentative title)	TBD
Europe	(Software)	Yoshi Topsy-Turvy	2005/4/22	Yoshi's Touch & Go	2005/5/6	Star Fox: Assault	2005/4/29
		Kingdom Hearts: Chain of Memories	2005/5/6	Ridge Racer DS	2005/6/3	Donkey Konga 2	2005/6/3
		Mario Party Advance	2005/6/10	Trace Memory	2005/6/24	Geist (tentative title)	2005/10
		WarioWare: Twisted!	2005/6/24	Advance Wars: Duel Strike	2005/9/30	Dance Dance Revolution with MARIO	2005/10
		Digitylish Series (tentative title)	2005/10	Nintendogs	2005/10	The Legend of Zelda (tentative title)	2005/11
		Pokémon Emerald	2005/10	Metroid Prime Hunters Tournament (tentative title)	2005/10	Pokémon XD	2005/11
		Fire Emblem: The Sacred Stones	2005/11			Fire Emblem: Souennokiseki	2005/11
		Mario Tennis GBA (tentative title)	2005/12	Mario Kart DS (tentative title)	2005/11	Famicom Wars (tentative title)	TBD
		Dynasty Warriors Advance	TBD	Kirby: Canvas Curse	2005/11	Mario Party 7 (tentative title)	TBD
		Donkey Kong Country 3 (tentative title)	TBD	Animal Crossing DS	TBD	Chibi-Robo	TBD
		Screw Breaker	TBD	Mario & Luigi RPG 2 (tentative title)	TBD	Kirby (tentative title)	TBD
				Metroid Prime Pinball (tentative title)	TBD	Super Mario Strikers (tentative title)	TBD
				ELECTROPLANKTON	TBD		
				Touch Golf (tentative title)	TBD		
				New Super Mario Brothers (tentative title)	TBD		

Note: Launch dates may be different within the Americas and Europe regions depending on territories or countries.

Upcoming Third-Party Software Lineup

GAME BOY ADVANCE

Japan Title	Third-Party Publisher	Launch Date	Overseas Title	Third-Party Publisher	Launch Date
Mega Man Zero 4	Capcom	2005/4/21	Madagascar	Activision	2005/5
ONE PIECE DRAGON DREAM	Bandai	2005/4/28	Star Wars Episode 3: Revenge of the Sith	Ubisoft	2005/5
Mahousensei Negima! Private Lesson Damedesuu Toshokanjima	Marvellous Interactive	2005/6/9	Fantastic Four	Activision	2005/6
Kouchuuouja Mushi-king: Gratest Champion-heno-michi	Sega	2005/6/23	Dragon Ball GT Transformation	Atari	2005/6
Mell-heaven: KNOCKIN'ON HEAVEN'S DOOR	Konami	2005/6/30	Mega Man Battle Network 5 Team Colonel	Capcom	2005/6
Momotarodentetsu G: Golddeck-wo-tsukure!	Hudson	2005/6/30	Batman Begins	EA	2005/6
B-Densetsu! Battlebiidaman: Enkon (Fire spirits!)	Atlus	2005/Q2	Namco Museum 50th Anniversary	Namco	2005/8
Konijikinogasshuberu!! The Card Battle	Banpresto	2005/Q2	Rebelstar Tactical	Namco	2005/8
BLEACH Advance Kurenainisomaru Soul Society	Sega	2005/7/21	Disney's Chicken Little	Buena Vista Games	2005/10
Shin-BOKUTAI: Gyakushuu-no-sabata	Konami	2005/7/28	The Chronicles of Narnia: The Lion, The Witch and The Wardrobe	Buena Vista Games	2005/10-11
Robots	Vivendi Universal Games	2005/7/28	The Incredibles: Rise of the Underminer	THQ	2005/10-11
YU-GI-OU Duel Monsters DX : Mezase Duelking! (tentative title)	Konami	2005 2nd half	Tak: The Great Juju Challenge ™	THQ	2005/10-11
			Harry Potter and the Goblet of Fire	EA	2005/11

NINTENDO DS

Japan Title	Third-Party Publisher	Launch Date	Overseas Title	Third-Party Publisher	Launch Date
NARUTO Saikyouninjadaikesshuu! 3	Tomy	2005/4/21	GoldenEye Rogue Agent	EA	2005/5
Bomber Man	Hudson	2005/5/19	Star Wars Episode 3: Revenge of the Sith	Ubisoft	2005/5
SD Gundum G-generation DS	Bandai	2005/5/26	Phoenix Wright Ace Attorney	Capcom	2005/6
Jissenpachisurohisshouhou! Hokuto-no-ken DS	Sega	2005/6/4	Lost In Blue	Konami	2005/8
Cho-shittou Kadukesu	Atlus	2005/6/16	Texas Hold 'Em Poker	Majesco	2005/8
Ganbaregoemon Toukaidouchuu Ooedotengurigaeshinomaki	Konami	2005/6/23	Pac n' Roll	Namco	2005/Q3
YU-GI-OH Duel Monsters NIGHTMARE TROUBADOUR	Konami	2005/7/21	Tak: The Great Juju Challenge ™	THQ	2005/Q3
Rockman Exe 5 DS Twin Leaders	Capcom	2005/7/21	Zoo Tycoon	THQ	2005/Q3
Robots	Vivendi Universal Games	2005/7/28	Dragon Ball Z: Supersonic Warriors 2	Atari	2005/11
Castlevania: Sougetsu-no-juujika	Konami	2005/8/25	Harry Potter and the Goblet of Fire	EA	2005/11
Phoenix Wright: Ace Attorney	Capcom	2005	The Chronicles of Narnia: The Lion, The Witch and The Wardrobe	Buena Vista Games	2005/Q4
Scratch! (tentative title) Viewtiful Joe	Capcom	2005	Viewtiful Joe DS	Capcom	2005/Q4
Sonic Rush (tentative title)	Sega	2005	Castlevania: Dawn of Sorrow	Konami	2005/Q4
Kidousenshi Gundum SEED (tentative title)	Bandai	2005	Need for Speed Most Wanted	EA	2005
ONE PIECE (tentative title)	Bandai	2005	Tom Clancy's Splinter Cell Chaos Theory	Ubisoft	2005

NINTENDO GAMECUBE

Japan Title	Third-Party Publisher	Launch Date	Overseas Title	Third-Party Publisher	Launch Date
Homeland	Chun Soft	2005/4/29	Fantastic Four	Activision	2005/6
NBA Street V3: Mario-de-dunk	EA	2005/5/26	Killer 7	Capcom	2005/6
Killer 7	Capcom	2005/6/9	Batman Begins	EA	2005/6
Jikkyou Powerful-proyakyu 12	Konami	2005/7/14	Medal of Honor European Assault ™	EA	2005/7
Robots	Vivendi Universal Games	2005/7/28	One Piece Grand Battle	Bandai	2005/8
Medal of Honor European Assault ™	EA	2005/8	Hello Kitty Roller Rescue	Namco	2005/8
Sonic Gems Collection	Sega	2005/8	Namco Museum 50th Anniversary	Namco	2005/8
Viewtiful Joe VFX Battle (tentative title)	Capcom	2005	The Incredible Hulk ™: Ultimate Destruction	Vivendi Universal Games	2005/8
Shadow The Hedgehog	Sega	2005	Spartan: Total Warrior	Sega	2005/9
			WWE Day of Reckoning 2	THQ	2005/Q3
			Harry Potter and the Goblet of Fire	EA	2005/11
			Disney's Chicken Little	Buena Vista Games	2005/Q4
			The Chronicles of Narnia: The Lion, The Witch and The Wardrobe	Buena Vista Games	2005/Q4
			Frogger: Ancient Shadow	Konami	2005/Q4
			Shadow the Hedgehog	Sega	2005/Q4